UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2005
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

ITEM 1 — FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.
We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l) and subsidiaries (or the Partnership) as of September 30, 2005 and the related consolidated statements of income (loss) for the three and nine months ended September 30, 2005 and 2004 aggregated as follows:
Three months ended September 30, 2005
•	July 1 to September 30, 2005
Three months ended September 30, 2004
•	July 1 to September 30, 2004
Nine months ended September 30, 2005
•	January 1 to May 9, 2005

•	May 10 to September 30, 2005
Nine months ended September 30, 2004
•	January 1 to April 30, 2004

•	May 1 to September 30, 2004
We have also reviewed the consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004, and the changes in partners’ equity/stockholder deficit for the nine months ended September 30, 2005 aggregated as follows:
Nine months ended September 30, 2005
•	December 31, 2004 to May 9, 2005

•	May 10 to September 30, 2005
These financial statements are the responsibility of the Partnership’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Luxembourg S.a.r.l (predecessor of Teekay LNG Partners L.P.) and subsidiaries as of December 31, 2004, the related consolidated statements of loss, changes in stockholders’ deficit and cash flows for the nine months ended December 31, 2004 (not presented herein) and in our report dated February 28, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
November 2, 2005 (except Note 16 which is as of November 23, 2005)	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

			Nine Months Ended
			September 30,
	Three Months Ended
	September 30,		2005		2004
			January 1	May 10	January 1	May 1
			to	to	to	to
			May 9,	Sept 30,	April 30,	Sept 30,
	2005	2004	2005	2005	2004	2004
	$	$	$	$	$	$
VOYAGE REVENUES	34,760	33,400	50,129	55,124	40,718	50,853

OPERATING EXPENSES
Voyage expenses	135	1,385	251	208	1,842	2,847
Vessel operating expenses	6,571	8,176	10,771	10,503	10,302	12,760
Depreciation and amortization	10,607	11,193	14,751	16,459	8,585	17,619
General and administrative	2,733	862	2,928	4,008	2,103	1,716

Total operating expenses	20,046	21,616	28,701	31,178	22,832	34,942

Income from vessel operations	14,714	11,784	21,428	23,946	17,886	15,911

OTHER ITEMS
Interest expense (notes 8 and 9)	(14,382)	(19,550)	(35,679)	(22,578)	(21,475)	(30,620)
Interest income	5,638	5,251	9,098	8,641	8,692	8,742
Foreign currency exchange gain (loss) (note 9)	1,347	(10,102)	52,295	24,340	18,010	(20,077)
Other income (loss) — net (note 10)	1,587	1,107	(17,927)	3,259	(6,949)	1,711

Total other items	(5,810)	(23,294)	7,787	13,662	(1,722)	(40,244)

Net income (loss)	8,904	(11,510)	29,215	37,608	16,164	(24,333)

General partner’s interest in net income	178	—	—	9,411	—	—
Limited partners’ interest: (note 15)
Net income (loss)	8,726	(11,510)	29,215	28,197	16,164	(24,333)
Net income (loss) per:
— Common unit (basic and diluted)	0.41	(0.49)	1.24	1.05	0.69	(1.04)
— Subordinated unit (basic and diluted)	0.15	(0.49)	1.24	0.79	0.69	(1.04)
— Total unit (basic and diluted)	0.29	(0.49)	1.24	0.93	0.69	(1.04)

Weighted-average number of units outstanding:
— Common units (basic and diluted)	15,638,072	8,734,572	8,734,572	15,638,072	8,734,572	8,734,572
— Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
— Total units (basic and diluted)	30,372,644	23,469,144	23,469,144	30,372,644	23,469,144	23,469,144

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	59,934	156,410
Restricted cash — current (note 5)	87,725	82,387
Accounts receivable	4,345	7,197
Prepaid expenses and other assets	4,989	3,449

Total current assets	156,993	249,443

Restricted cash — long-term (note 5)	302,397	352,725
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $13,505 (December 31, 2004 — $5,829)	358,658	366,334
Vessels under capital leases, at cost, less accumulated depreciation of $25,968 (December 31, 2004 — $9,597) (note 5)	682,496	629,569
Advances on newbuilding contracts (note 14)	175,920	49,165

Total vessels and equipment	1,217,074	1,045,068

Other assets	11,029	20,394
Intangible assets — net (note 6)	171,476	178,457
Goodwill (note 6)	39,279	39,279

Total assets	1,898,248	1,885,366

LIABILITIES AND PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
Current
Accounts payable and accrued liabilities	22,344	19,651
Current portion of long-term debt (note 9)	8,081	22,368
Current obligation under capital leases (note 5)	83,029	87,687
Advances from affiliate (note 8)	1,208	465,695

Total current liabilities	114,662	595,401
Long-term debt (note 9)	376,875	764,758
Long-term obligation under capital leases (note 5)	530,676	513,361
Other long-term liabilities (note 13)	14,701	134,848

Total liabilities	1,036,914	2,008,368

Commitments and contingencies (notes 12 and 14)
Minority interest (note 14)	175,920	—

Partners’ equity/Stockholder deficit
Partners’ equity	746,735	—
Capital stock	—	180
Accumulated deficit	—	(79,504)
Accumulated other comprehensive loss (note 11)	(61,321)	(43,678)

Total partners’ equity/stockholder deficit	685,414	(123,002)

Total liabilities and partners’ equity/stockholder deficit	1,898,248	1,885,366

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

		PARTNERS' EQUITY
		Limited Partners
							Accumulated
	Stockholder						Other
	Deficit					General	Comprehensive
	(Predecessor)	Common		Subordinated		Partner	Loss	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2004	(123,002)	—	1	—	—	—	—	(123,001)
Net income (January 1 to May 9, 2005)	29,215	—	—	—	—	—	—	29,215
Unrealized loss on derivative instruments (note 13)	(22,874)	—	—	—	—	—	—	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	14,359	—	—	—	—	—	—	14,359
Sale of the Santiago Spirit (note 12)	(3,115)	—	—	—	—	—	—	(3,115)

Balance as at May 9, 2005	(105,417)	—	1	—	—	—	—	(105,416)
Equity contribution by Teekay Shipping Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,087 (note 2)	—	6,900	135,711	—	—	—	—	135,711
Issuance of units to non-employee directors (note 2)	—	4	—	—	—	—	—	—
Net income (May 10 to September 30, 2005)	—	—	16,477	—	11,720	9,411	—	37,608
Cash distributions	—	—	(3,686)	—	(3,473)	(146)	—	(7,305)
Unrealized loss on derivative instruments (note 13)	—	—	—	—	—	—	(13,138)	(13,138)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	—	—	—	—	—	—	4,011	4,011

Balance as at September 30, 2005	—	15,638	360,291	14,735	365,565	20,879	(61,321)	685,414

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2005	2004
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	66,823	(8,169)
Non-cash items:
Depreciation and amortization	31,210	26,204
Gain on sale of marketable securities	—	(85)
Loss (gain) on sale of assets	(186)	11,922
Deferred income tax expense (recovery)	1,418	(2,926)
Foreign currency exchange loss (gain)	(81,567)	2,425
Interest rate swaps gain	—	(3,985)
Loss from settlement of interest rate swaps	7,820	—
Write-off of capitalized loan costs	7,462	—
Accrued interest and other — net	9,337	6,054
Change in non-cash working capital items related to operating activities	(396)	2,738
Expenditures for drydocking	(1,353)	(4,085)

Net operating cash flow	40,568	30,093

FINANCING ACTIVITIES
Proceeds from long-term debt	45,307	44,923
Scheduled repayments of long-term debt	(7,555)	(18,304)
Scheduled repayments of capital lease obligations	(5,175)	(3,785)
Prepayments of long-term debt	(388,307)	(20,575)
Proceeds from issuance of common units	141,327	—
Interest rate swap settlement costs	(143,295)	—
Advances from affiliate	353,069	321,426
Advances to affiliate	(184,302)	—
Decrease in restricted cash	10,044	—
Cash distributions paid	(7,305)	—
Other	—	3,626

Net financing cash flow	(186,192)	327,311

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(84,120)	(46,953)
Purchase of Teekay Shipping Spain, S.L.	—	(298,045)
Proceeds from sale of vessels and equipment	133,268	—
Proceeds from sale of marketable securities	—	899
Proceeds from sale of other assets	—	6,251
Other	—	(727)

Net investing cash flow	49,148	(338,575)

(Decrease) increase in cash and cash equivalents	(96,476)	18,829
Cash and cash equivalents, beginning of the period	156,410	21,328

Cash and cash equivalents, end of the period	59,934	40,157

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation.

The accompanying unaudited consolidated interim financial statements include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004. The consolidated financial statements include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the accompanying unaudited consolidated interim financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain), and Teekay Nakilat Corporation (or Teekay Nakilat), a variable interest entity for which the Partnership is the primary beneficiary (please see Note 14). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and consequently was recorded at historical cost. The book value of these assets on their transfer was $633.9 million.

Prior to the acquisition of Teekay Spain by Teekay Shipping Corporation on April 30, 2004, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The accompanying unaudited consolidated interim financial statements do not include the results of these three unrelated businesses. Proceeds received by Teekay Spain from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then controlling stockholder marketable securities, real estate, a yacht and other assets. The accompanying unaudited consolidated interim financial statements include results related to these assets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the consolidated financial statements of Luxco for the nine months ended December 31, 2004 and Teekay Spain for the year ended December 31, 2004 contained in the Partnership’s Prospectus filed with the U.S. Securities and Exchange Commission on November 18, 2005 in connection with a public offering of common units. In the opinion of the General Partner’s management, these interim statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity/stockholder deficit and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated.

2.	Initial Public Offering

On May 10, 2005, the Partnership completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. This included 0.9 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	$151,800

Use of proceeds from sale of common units:
Underwriting and structuring fees	$10,473
Professional fees and other offering expenses to third parties	5,614
Repayment of advances from Teekay Shipping Corporation	129,400
Working capital	6,313

$151,800

Concurrently with the Offering, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management of the General Partner believes the acquisition of Teekay Spain’s business has provided the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Partnership anticipates this will benefit it in acquiring future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Partnership’s results commencing May 1, 2004.

As at September 30, 2005, the Partnership’s LNG fleet consisted of seven vessels, including three vessels currently under construction that Teekay Shipping Corporation has agreed to sell its 70% interest in to the Partnership upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006 (please see Note 14). All seven vessels are contracted under long-term, fixed-rate time charters to international energy companies. As at September 30, 2005, the Partnership’s conventional crude oil tanker fleet consisted of five Suezmax tankers. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table summarizes the fair value of the assets acquired and liabilities of the Partnership at April 30, 2004.

As at
April 30, 2004
$
ASSETS
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash — long-term	311,664
Other assets — long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million Suezmax tanker segment and $35.7 million LNG carrier segment)	39,279

Total assets acquired	1,463,796

LIABILITIES
Current liabilities	98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	298,185

4.	Segment Reporting

The Partnership has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Prior to December 2004, it also included one Suezmax tanker operating on the spot market. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following tables include results for these segments for the interim periods presented in these financial statements.

	Three Months Ended September 30,
	2005			2004
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	10,257	24,503	34,760	16,076	17,324	33,400
Voyage expenses	135	—	135	1,331	54	1,385
Vessel operating expenses	2,957	3,614	6,571	5,069	3,107	8,176
Depreciation and amortization	3,085	7,522	10,607	6,414	4,779	11,193
General and administrative (1)	1,471	1,262	2,733	572	290	862

Income from vessel operations	2,609	12,105	14,714	2,690	9,094	11,784

Expenditures for vessels and equipment	35,199	—	35,199	4,557	31,909	36,466

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Nine Months Ended September 30, 2005
	January 1 to May 9, 2005			May 10 to Sept 30, 2005
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	15,246	34,883	50,129	16,461	38,663	55,124
Voyage expenses	202	49	251	207	1	208
Vessel operating expenses	4,800	5,971	10,771	4,720	5,783	10,503
Depreciation and amortization	4,005	10,746	14,751	4,639	11,820	16,459
General and administrative (1)	1,464	1,464	2,928	2,139	1,869	4,008

Income from vessel operations	4,775	16,653	21,428	4,756	19,190	23,946

Expenditures for vessels and equipment	43,962	—	43,962	40,158	—	40,158

	Nine Months Ended September 30, 2004
	January 1 to April 30, 2004			May 1 to Sept 30, 2004
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	24,708	16,010	40,718	25,530	25,323	50,853
Voyage expenses	1,809	33	1,842	2,678	169	2,847
Vessel operating expenses	7,196	3,106	10,302	8,016	4,744	12,760
Depreciation and amortization	6,047	2,538	8,585	10,093	7,526	17,619
General and administrative (1)	1,577	526	2,103	1,210	506	1,716

Income from vessel operations	8,079	9,807	17,886	3,533	12,378	15,911

Expenditures for vessels and equipment	5,039	483	5,522	9,208	32,223	41,431

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the unaudited consolidated interim balance sheet is as follows:

	As at	As at
	September 30,	December 31,
	2005	2004
	$	$
Total assets of the Suezmax tanker segment	298,728	287,058
Total assets of the LNG carrier segment	1,523,808	1,423,191
Cash and cash equivalents and marketable securities	59,934	156,410
Accounts receivable and other assets	15,778	18,707

Consolidated total assets	1,898,248	1,885,366

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5.	Capital Lease Obligations and Restricted Cash

Capital Leases

Suezmax Tankers. As at September 30, 2005, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. The weighted-average interest rate implicit in these capital leases at the inception of the leases was 7.5%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $271.1 million, including imputed interest of $38.1 million, repayable as follows:

Year	Commitment
2005	$ 6.5 million
2006	150.7 million
2007	8.7 million
2008	8.6 million
2009	8.5 million
Thereafter	88.1 million
LNG Carriers. As at September 30, 2005, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at September 30, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at September 30, 2005, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($439.3 million), including imputed interest of 48.7 million Euros ($58.6 million), repayable as follows:

Year	Commitment
2005	77.1 million Euros ($92.7 million)
2006	123.2 million Euros ($148.1 million)
2007	23.3 million Euros ($28.0 million)
2008	24.4 million Euros ($29.4 million)
2009	25.6 million Euros ($30.8 million)
Thereafter	91.7 million Euros ($110.3 million)
Restricted cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 321.9 million Euros ($387.2 million) and 309.5 million Euros ($421.6 million) as at September 30, 2005 and December 31, 2004, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 9) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at September 30, 2005 and December 31, 2004, the weighted-average interest rate earned on the deposits was 5.3%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $2.9 million and $13.5 million as at September 30, 2005 and December 31, 2004, respectively.

6.	Intangible Assets and Goodwill

As at September 30, 2005, intangible assets consisted of:

Weighted-
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount
	(years)	$	$	$
Time-charter contracts	19.2	182,552	11,076	171,476

All intangible assets were recognized on April 30, 2004 (please see Note 3). Amortization expense of intangible assets for the interim periods presented is as follows:

Three Months Ended		Nine Months Ended
September 30,		September 30,
2005	2004	2005		2004
July 1	July 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to
Sept 30,	Sept 30,	May 9,	Sept 30,	April 30,	Sept 30,
2005	2004	2005	2005	2004	2004
$	$	$	$	$	$
2,316	3,010	3,369	3,612	—	4,773
The Partnership’s intangible assets are being amortized on a straight-line basis over the term of the time- charter contracts.

The carrying amount of goodwill as at September 30, 2005 and December 31, 2004 for the Partnership’s reporting segments is as follows:

	Suezmax	LNG
	Tanker	Carrier
	Segment	Segment	Total
	$	$	$
Balance as at September 30, 2005 and December 31, 2004 (note 3)	3,648	35,631	39,279

7.	Cash Flows

Cash interest paid by the Partnership during the nine months ended September 30, 2005 and 2004 totaled $49.3 million and $32.7 million, respectively.

Income taxes paid by the Partnership during the nine months ended September 30, 2005 and 2004 totaled $5.7 million and $1.1 million, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
8.	Advances from Affiliate

	September 30,	December 31,
	2005	2004
	$	$
Euro-denominated Demand Promissory Notes	—	371,073
Euro-denominated Participating Loan	—	94,622
Other (non-interest bearing)	1,208	—

Total	1,208	465,695

During the period from January 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (please see Note 3), for the repayment of terms loans associated with two of the Partnership’s LNG carriers (please see Note 9) and to settle interest rate swaps (please see Note 13). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with the Offering.

Interest payments on these Euro-denominated loans were based on the 12-month EURIBOR plus a margin with the exception of one loan of 67.1 million Euros ($86.5 million), which was based on a fixed rate of 5.4%. As at December 31, 2004, these margins ranged between 1.7% and 2.5%. The interest expense incurred on these loans for the interim periods presented is as follows:

Three Months Ended		Nine Months Ended
September 30,		September 30,
2005	2004	2005		2004
July 1	July 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to
Sept 30,	Sept 30,	May 9,	Sept 30,	April 30,	Sept 30,
2005	2004	2005	2005	2004	2004
$	$	$	$	$	$
—	3,603	7,325	—	—	6,041
9.	Long-Term Debt

	September 30,	December 31,
	2005	2004
	$	$
U.S. Dollar-denominated Term Loans due through 2005	—	343,390
Euro-denominated Term Loans due through 2023	384,956	443,736

	384,956	787,126
Less current portion	8,081	22,368

Total	376,875	764,758

The Partnership has term loans outstanding, which, as at September 30, 2005, totaled 320.1 million Euros ($385.0 million) of Euro-denominated loans. These loans were used to make restricted cash deposits that fully fund payments under capital leases (please see Note 5). Prior to the Offering, the Partnership repaid $337.3 million of term loans associated with two LNG carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
In connection with the Offering, one of the Partnership’s LNG carrier-owning subsidiaries amended its term loan agreement to provide for a $100 million senior secured revolving credit facility (or the Revolver). As at September 30, 2005, this facility was undrawn. The Revolver may be used by the Partnership for general partnership purposes and to fund cash distributions. Under the Revolver, the Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolver is available to the Partnership until September 2009.

The Partnership’s obligations under the Revolver are secured by a first-priority mortgage on one of its LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.

All Euro-denominated term loans and Euro-denominated advances from affiliates (please see Note 8) are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the interim periods presented as follows:

Three Months Ended		Nine Months Ended
September 30,		September 30,
2005	2004	2005		2004
July 1	July 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to
Sept 30,	Sept 30,	May 9,	Sept 30,	April 30,	Sept 30,
2005	2004	2005	2005	2004	2004
$	$	$	$	$	$
1,347	(10,102)	52,295	24,340	18,010	(20,077)
Interest payments on the U.S. Dollar-denominated term loans and the Revolver are based on LIBOR plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR plus a margin. At September 30, 2005, these margins ranged between 1.1% and 1.3%. At December 31, 2004, these margins ranged between 0.5% and 1.3%.

The weighted-average effective interest rate for the Euro-denominated debt outstanding at September 30, 2005 was 3.3%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 13).

The term loans reduce in monthly payments with varying maturities through 2023. All term loans of the Partnership are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The aggregate long-term debt principal repayments required for periods subsequent to September 30, 2005 are $2.0 million (2005), $8.2 million (2006), $8.8 million (2007), $9.5 million (2008), $10.2 million (2009) and $346.3 million (thereafter).

All of the Partnership’s existing vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by the applicable vessel. The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. The Partnership’s term loans relating to its LNG carriers contain covenants that require the maintenance of restricted cash deposits and unencumbered liquidity. In addition, the Partnership’s ship owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans.

The Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
10.	Other Income (Loss) — Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005		2004
	July 1	July 1	January 1	May 10	January 1	May 1
	to	to	to	to	to	to
	Sept 30,	Sept 30,	May 9,	Sept 30,	April 30,	Sept 30,
	2005	2004	2005	2005	2004	2004
	$	$	$	$	$	$
Interest rate swaps gain	—	—	—	—	3,985	—
Loss on cancellation of interest rate swaps	—	—	(7,820)	—	—	—
Gain (loss) on sale of assets	—	—	—	186	(11,922)	—
Write-off of capitalized loan costs	—	—	(7,462)	—	—	—
Income tax recovery (expense)	1,587	1,049	(2,648)	3,259	645	1,622
Miscellaneous	—	58	3	(186)	343	89

Other income (loss) — net	1,587	1,107	(17,927)	3,259	(6,949)	1,711

11.	Comprehensive Income (Loss)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005		2004
	July 1	July 1	January 1	May 10	January 1	May 1
	to	to	to	to	to	to
	Sept 30,	Sept 30,	May 9,	Sept 30,	April 30,	Sept 30,
	2005	2004	2005	2005	2004	2004
	$	$	$	$	$	$
Net income (loss)	8,904	(11,510)	29,215	37,608	16,164	(24,333)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	(1,222)	(24,096)	(22,874)	(13,138)	—	(33,516)
Reclassification adjustment for loss on derivative instruments included in net income	2,409	3,185	14,359	4,011	—	7,613
Unrealized gain on available-for- sale securities	—	—	—	—	467	—
Reclassification adjustment for gain on available-for- sale securities included in net income	—	—	—	—	(55)	—

Comprehensive income (loss)	10,091	(32,421)	20,700	28,481	16,576	(50,236)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
12.	Related Party Transactions
a)	On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Offering on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

b)	The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

c)	The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee. During the period from May 10, 2005 to September 30, 2005, the Partnership incurred $0.6 million of these costs.

d)	The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the period from May 10, 2005 to September 30, 2005, the Partnership incurred $0.2 million of these costs.

e)	The Partnership has agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turns owns three subsidiaries, each of which has contracted to have built one of three LNG newbuildings. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of approximately $327.7 million of long-term debt. The purchase will occur upon the delivery of the first carrier, which is scheduled for the fourth quarter of 2006. The remaining two carriers are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

f)	Following Teekay Shipping Corporation’s contribution of the Granada Spirit LLC to the Partnership on the closing of the Offering, the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit.

On May 26, 2005, the Partnership sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the time-charter agreement with Teekay Shipping Corporation were $0.5 million.

g)	In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
13.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes.

As at September 30, 2005, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR-based debt whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%) (1)
Euro-denominated interest rate swaps (2)	EURIBOR	384,956	14,701	18.7	3.8

(1)	Excludes the margin the Partnership pays on its floating-rate debt (please see Note 9).

(2)	Principal amount reduces monthly to 70.1 million Euros ($84.4 million) by the maturity dates of the swap agreements.
During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining term of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

14.	Commitments and Contingencies

The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of $327.7 million of long-term debt.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE.

The Partnership has consolidated Teekay Nakilat in its September 30, 2005 balance sheet, as Teekay Nakilat was determined to be a VIE and the Partnership is its primary beneficiary. The Partnership’s maximum exposure to loss at September 30, 2005, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, is limited to Teekay Shipping Corporation’s costs related to the construction and delivery of the three LNG newbuildings and the cost of capital on construction payments made to the shipyard.

As at September 30, 2005, the assets of Teekay Nakilat consisted of the three LNG newbuildings, which had a carrying value of $175.9 million. These assets have been financed by equity investments in Teekay Nakilat by Teekay Shipping Corporation. The assets and liabilities of Teekay Nakilat were recorded at historical cost as the Partnership and Teekay Nakilat are under common control. The equity investments in Teekay Nakilat are accounted for as minority interest in the Partnership’s September 30, 2005 balance sheet.

15.	Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of May 10, 2005, as described below, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units (or the limited partnership units) received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for the periods subsequent to May 10, 2005 was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the period from July 1 to September 30, 2005 was $8.9 million, which included a $1.3 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $8.7 million. The actual cash distributions made to the limited partners for this period totaled $12.5 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the period from July 1 to September 30, 2005, net income did not exceed $0.4625 per unit and consequently the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the period from July 1 to September 30, 2005, net income

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders.

16.	Subsequent Events

On November 23, 2005, the Partnership completed its follow-on public offering of 4.0 million common units at a price of $27.40 per unit. On November 29, 2005, the Partnership completed the sale and issuance of 0.6 million common units at a price of $27.40 per unit, upon the exercise in full of the over-allotment option granted to the underwriters. Total net proceeds from the offering were $120.3 million, net of an estimated $5.7 million of offering expenses. In addition, the General Partner contributed $2.6 million to the Partnership to maintain a 2% general partner interest.

Concurrent with the closing of the offering, the Partnership completed the acquisition from Teekay Shipping Corporation of three Suezmax tankers and related long-term, fixed-rate time charter contracts for $180.0 million. The vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. The acquisition was funded with the net proceeds from the offering, together with borrowings under the Partnership’s Revolver and cash balances. If ConocoPhillips declines to exercise its option to extend the terms of the charters, the Partnership has granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips.

In connection with the acquisition of these vessels, the Partnership entered into a $137.5 million nine-year revolving credit facility, which was modified from an existing credit facility of Teekay Shipping Corporation relating to these three Suezmax tankers. This facility may be used by the Partnership for general partnership purposes. The Partnership’s obligations under this facility are secured by, among other things, mortgages on the three Suezmax tankers and the related time charters.

17.	Other Information
a)	In July 2005, Teekay Shipping Corporation (or TSC) announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. In connection with this award, TSC has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. TSC is entering into these transactions with an Indonesian partner that has taken a 30% interest in the vessels and related contracts. In accordance with an existing agreement, TSC is required to offer to the Partnership its ownership interest in these vessels and related charter contracts.
b)	In August 2005, TSC announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years). In connection with this award, TSC has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. TSC is entering into these transactions with Qatar Gas Transport Company, which has taken a 60% interest in the vessels and related contracts. In accordance with an existing agreement, TSC is required to offer to the Partnership its ownership interest in these vessels and related charter contracts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2005
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.
We manage our business and analyze and report our results of operations on the basis of the following two business segments:
LNG Carrier Segment. We have four LNG carriers, including one vessel delivered in July 2004 and one vessel delivered in December 2004, all of which operate under long-term, fixed-rate charters.

In the three and nine months ended September 30, 2005, our LNG carrier segment generated 70.8% and 70.1%, respectively, of our total net voyage revenues. In the three and nine months ended September 30, 2004, this segment generated 53.9% and 47.3%, respectively, of our total net voyage revenue.

In addition, we have entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three LNG newbuilding carriers. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of $327.7 million of long-term debt. We anticipate that Teekay Shipping Corporation will complete U.K. lease arrangements to finance these vessels, which would significantly reduce the estimated $92.8 million payment. The purchase will occur upon the delivery of the first carrier, which is scheduled for the fourth quarter of 2006. The remaining two carriers are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will commence service under existing charters with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

Suezmax Tanker Segment. We have five Suezmax class crude oil tankers, including a new tanker, the Toledo Spirit, that delivered in July 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. During most of 2004, we had six Suezmax tankers, while during most of the first nine months of 2005, we had four Suezmax tankers. Subsequent to September 30, 2005, we acquired three double-hulled Suezmax tankers from Teekay Shipping Corporation. Please read “—Follow-On Offering and Acquisition of Three Suezmax Tankers” below. We describe our Suezmax tanker dispositions and deliveries in more detail under “—Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

In the three and nine months ended September 30, 2005, our Suezmax tanker segment generated 29.2% and 29.9%, respectively, of our total net voyage revenues. In the three and nine months ended September 30, 2004, this segment generated 46.1% and 52.7%, respectively, of our total net voyage revenue.
Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments. Please read Item 1 — Financial Statements: Note 3 — Acquisition of Teekay Shipping Spain S.L.

Our Initial Public Offering
On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Granada Spirit. We subsequently repaid the $54.9 million note receivable. In exchange for these shares and assets, we issued to Teekay Shipping Corporation 8,734,572 of our common units and 14,734,572 of our subordinated units. Our general partner, Teekay GP L.L.C., also received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. On May 10, 2005, we sold 6.9 million of our common units in our initial public offering at a price of $22.00 per unit, for proceeds of $151.8 million before underwriting costs and offering expenses. Please read Item 1 — Financial Statements: Note 2 — Initial Public Offering.
New Long-Term, Fixed-Rate LNG Contracts Awarded
In July and August 2005, Teekay Shipping Corporation announced that it has been awarded long-term, fixed-rate time charter contracts and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in the ownership of the time charters and related vessels, and Teekay Shipping Corporation will offer to us its interest in these charters and vessels. Please read Item 1 — Financial Statements: Note 17 — Other Information.
Follow-On Offering and Acquisition of Three Suezmax Tankers
On November 23, 2005, we completed our follow-on public offering of 4.0 million common units at a price of $27.40 per unit. On November 29, 2005, we completed the sale and issuance of an additional 0.6 million common units at a price of $27.40 per unit, upon the exercise in full of the over-allotment option granted to the underwriters. Net proceeds from the offering were $120.3 million, net of an estimated $5.7 million of offering expenses. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest.
Concurrent with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers), are similar in size to the Partnership’s five existing crude oil tankers. The vessels have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. Please read Item 1 — Financial Statements: Note 16 — Subsequent Events.
Our Charters
We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:
•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.
For the three and nine months ended September 30, 2005, we derived 100.0% of our revenues from time charters. For the three and nine months ended September 30, 2004, we derived 86.2% and 83.9% of our revenues from time charters and 13.8% and 16.1% of our revenues from voyage charters, respectively. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in 2005 or in the foreseeable future.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components — a capital cost component and an operating expense component. The capital component typically approximates the amounts we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.
The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include capital or operating components or adjust for inflation.
For our charters, other than the RasGas II charters and the charters for the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.
In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for our Suezmax tanker the Teide Spirit.
When a vessel is “off-hire”—or not available for service—the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
The average remaining term of our existing long-term, fixed-rate time charters is approximately 20 years for our LNG carriers and 14 years for our Suezmax tankers (including the ConocoPhillips Tankers), subject, in certain circumstances, to termination or purchase rights. The initial term of each of our three LNG newbuilding charters is 20 years, in each case from delivery of the vessel.
Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During the nine months ended September 30, 2005 and 2004, we derived 99% and 84%, respectively, of our revenues from four customers — Compania Espanola de Petroleos, S.A. (29% and 37%), Repsol YPF, S.A. (34% and 19%), Gas Natural SDG, S.A. (19% and 22%) and Unión Fenosa Gas, S.A (17% and 6%). With the acquisition of the ConocoPhillips Tankers and related time charters from Teekay Shipping Corporation upon the closing of our follow-on public offering on November 23, 2005 and after delivery of the three RasGas II LNG newbuildings and commencement of the related charters, we expect to derive a significant amount of revenues from a subsidiary of ConocoPhillips and RasGas II, respectively. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Voyage revenues currently include revenues only from time charters. Prior to our transfer of the Granada Spirit to Teekay Shipping Corporation in December 2004, our voyage revenues also included some revenues from voyage charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).
Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of net interest expense, income taxes, foreign currency and interest rate swap gains or losses, and other income and losses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.
Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys.
Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period.
Utilization. An indicator of the use of our fleet during a given period, which is determined by dividing our revenue days by our calendar-ship-days for the period.
Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations.
For more information, please read Item 1 — Financial Statements: Note 5 — Capital Lease Obligations and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations can be attributed to the following factors:
•	Unrealized end of period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•	Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.
For more information, please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•	Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•	Our financial results reflect the revaluation of our assets and liabilities. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us in May 2005. Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition by Teekay Shipping Corporation. This revaluation primarily increased depreciation and amortization expense. Please read Item 1 — Financial Statements: Note 1 — Basis of Presentation.

•	The size of our LNG carrier and Suezmax tanker fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2004, we had six Suezmax tankers, while during most of the first nine months of 2005, we had four Suezmax tankers, and we have increased the size of our LNG carrier fleet from two carriers in early 2004 to four in 2005. Please read “Results of Operations — LNG Carrier Segment” and “ — Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries. In addition, we acquired the three ConocoPhillips Tankers in November 2005, as discussed above.

•	We do not anticipate earning revenues from voyage charters in the foreseeable future. Since December 2004, all of our vessels have operated under fixed-rate time charters, and we do not anticipate earning revenues from voyage charters in the foreseeable future. Our 2004 results reflect relatively high voyage charter rates earned by the Granada Spirit, which operated under voyage charters based on spot market rates and which was part of our fleet until December 2004, when we sold it to Teekay Shipping Corporation. Teekay Shipping Corporation contributed the Granada Spirit back to us on May 6, 2005 and we concurrently chartered it to Teekay Shipping Corporation under a short-term, fixed-rate time charter until we disposed of it on May 26, 2005.

The time charters for two of our Suezmax tankers, the Sevilla Spirit, prior to being sold in the fourth quarter of 2004, and the Teide Spirit, which began operating in the fourth quarter of 2004, contain a component providing for additional revenues to us beyond the fixed hire rate when current market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results will continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•	We are incurring additional general and administrative expenses following our initial public offering. At the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. We also reimburse our general partner for all expenses it incurs on our behalf. We may also pay “incentive fees” to Teekay Shipping Corporation to reward and motivate it for pursuing LNG projects that we may elect to undertake, and we may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have begun to incur expenses as a result of being a publicly traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.
Results of Operations
The following tables present our operating results by reportable segment for the three and nine months ended September 30, 2005 and 2004, and compare our net voyage revenues for those periods to the most directly comparable GAAP financial measure. For ease of comparison for the nine months ended September 30, 2005 and 2004, we combined the results of the various time periods set forth in our consolidated statements of income (loss) into nine-month comparison periods.

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	(Unaudited)			(Unaudited)
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
(in thousands of U.S. dollars, except Operating Data)	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	10,257	24,503	34,760	16,076	17,324	33,400
Voyage expenses	135	—	135	1,331	54	1,385

Net voyage revenues	10,122	24,503	34,625	14,745	17,270	32,015
Vessel operating expenses	2,957	3,614	6,571	5,069	3,107	8,176
Depreciation and amortization	3,085	7,522	10,607	6,414	4,779	11,193
General and administrative(1)	1,471	1,262	2,733	572	290	862

Income from vessel operations	2,609	12,105	14,714	2,690	9,094	11,784

Operating Data:
Revenue Days (A)	423	368	791	516	262	778
Calendar-Ship-Days (B)	435	368	803	547	262	809
Utilization (A)/(B)	97.2%	100.0%	98.5%	94.3%	100.0%	96.2%

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	(Unaudited)			(Unaudited)
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
(in thousands of U.S. dollars, except Operating Data)	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	31,707	73,546	105,253	50,238	41,333	91,571
Voyage expenses	409	50	459	4,487	202	4,689

Net voyage revenues	31,298	73,496	104,794	45,751	41,131	86,882
Vessel operating expenses	9,520	11,754	21,274	15,212	7,850	23,062
Depreciation and amortization	8,644	22,566	31,210	16,140	10,064	26,204
General and administrative(1)	3,603	3,333	6,936	2,787	1,032	3,819

Income from vessel operations	9,531	35,843	45,374	11,612	22,185	33,797

Operating Data:
Revenue Days (A)	1,164	1,077	2,241	1,608	626	2,234
Calendar-Ship-Days (B)	1,180	1,092	2,272	1,639	626	2,265
Utilization (A)/(B)	98.6%	98.6%	98.6%	98.1%	100.0%	98.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Three and Nine Months Ended September 30, 2005 Versus Three and Nine Months Ended September 30, 2004
LNG Carrier Segment
We operated four LNG carriers during the three months ended September 30, 2005 and three LNG carriers during the same period last year. We operated four LNG carriers during the nine months ended September 30, 2005 and two LNG carriers during most of the same period last year. This increased our total calendar-ship-days by 40.5% and 74.4%, from 262 and 626 days in the three and nine months ended September 30, 2004, to 368 and 1,092 days in the three and nine months ended September 30, 2005. These additional LNG carriers were delivered in July 2004 and December 2004 (collectively, the LNG Deliveries).
Net Voyage Revenues. Net voyage revenues increased 41.6% and 78.8% to $24.5 million and $73.5 million, respectively, for the three and nine months ended September 30, 2005, from $17.3 million and $41.1 million for the same periods last year. These increases were the result of:
•	increases of $7.2 million and $32.4 million, respectively, relating to the LNG Deliveries; and

•	an increase of $0.8 million due to the effect on our Euro-denominated revenue from the strengthening of the Euro against the U.S. Dollar during the nine months ended September 30, 2005;
partially offset by
•	a decrease of $0.8 million for the nine months ended September 30, 2005 from 15.2 days of off-hire for one of our LNG carriers during February 2005.
Vessel Operating Expenses. Vessel operating expenses increased 16.1% and 49.4% to $3.6 million and $11.8 million, respectively, for the three and nine months ended September 30, 2005, from $3.1 million and $7.9 million for the same periods last year. These increases were the result of:
•	increases of $0.8 million and $3.2 million, respectively, relating to the LNG Deliveries;

•	an increase of $0.8 million in the nine months ended September 30, 2005 relating to repair and maintenance work (net of insurance proceeds) completed on one of our LNG carriers in early 2005; and

•	an increase of $0.2 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the nine months ended September 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by
•	decreases of $0.3 million for each of the three and nine months ended September 30, 2005 relating to lower insurance, service costs and other operating costs in 2005 as a result of Teekay Shipping Corporation’s volume purchasing cost savings.
Depreciation and Amortization. Depreciation and amortization increased 56.3% and 123.8% to $7.5 million and $22.6 million, respectively, for the three and nine months ended September 30, 2005, from $4.8 million and $10.1 million for the same periods last year. These increases were the result of:
•	increases of $2.7 million and $10.7 million, respectively, relating to the LNG Deliveries;

•	an increase of $1.1 million in the nine months ended September 30, 2005, from the amortization, as an intangible asset, of the value of the Teekay Spain time charters acquired on April 30, 2004; and

•	an increase of $0.7 million in the nine months ended September 30, 2005, resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.
Suezmax Tanker Segment
During the three and nine months ended September 30, 2005 and 2004, we operated five and six Suezmax tankers, respectively. The results of our Suezmax tanker segment reflect the following fleet changes during 2004 and the nine months ended September 30, 2005:
•	the delivery of two Suezmax tanker newbuildings (the Teide Spirit and the Toledo Spirit) in November 2004 and July 2005, respectively (collectively, the Suezmax Deliveries);

•	the sale of two Suezmax tankers (the Sevilla Spirit and the Leon Spirit) in the fourth quarter of 2004 (collectively, the Suezmax Dispositions);

•	the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions); and

•	the delivery and concurrent sale of the Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Shipping Corporation in March 2005.
As a result, our total calendar-ship-days decreased by 20.5% and 28.0% to 435 and 1,180 days, respectively, for the three and nine months ended September 30, 2005, from 547 and 1,639 calendar-ship-days for the same periods last year.
Net Voyage Revenues. Net voyage revenues decreased 31.3% and 31.7% to $10.1 million and $31.3 million, respectively, for the three and nine months ended September 30, 2005, from $14.7 million and $45.8 million for the same periods last year. These decreases were the result of:
•	decreases of $4.1 million and $13.7 million, respectively, relating to the Suezmax Dispositions; and

•	decreases of $4.4 million and $13.4 million, respectively, relating to the Granada Spirit Transactions, which include the change in employment of the Granada Spirit from operating on the spot market during 2004 to operating under a lower fixed-rate time charter during the period from May 6, 2005 to May 26, 2005, when we disposed of the vessel;
partially offset by
•	increases of $3.3 million and $10.6 million, respectively, relating to the Suezmax Deliveries; and

•	increases of $0.6 million and $2.0 million, respectively, due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the Granada Spirit. However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income.
Vessel Operating Expenses. Vessel operating expenses decreased 41.2% and 37.5% to $3.0 million and $9.5 million, respectively, for the three and nine months ended September 30, 2005, from $5.1 million and $15.2 million for the same periods last year. These decreases were the result of:
•	decreases of $2.5 million and $7.7 million, respectively, relating to the Suezmax Dispositions and the Granada Spirit Transactions;

•	decreases of $0.3 million for each of the three and nine months ended September 30, 2005 relating to lower insurance, service costs and other operating costs in 2005 as a result of Teekay Shipping Corporation’s volume purchasing cost savings; and

•	decrease of $0.3 million for the three months ended September 30, 2005 relating to insurance proceeds received during the third quarter in respect of repair costs previously incurred;
partially offset by
•	increases of $1.0 million and $2.1 million, respectively, relating to the Suezmax Deliveries; and

•	an increase of $0.2 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the nine months ended September 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).
Depreciation and Amortization. Depreciation and amortization decreased 51.6% and 46.6% to $3.1 million and $8.6 million, respectively, for the three and nine months ended September 30, 2005, from $6.4 million and $16.1 million for the same periods last year. These decreases were the result of:
•	decreases of $4.3 million and $10.3 million, respectively, relating to the Suezmax Dispositions and the Granada Spirit Transactions;
partially offset by
•	increases of $1.0 million and $2.3 million, respectively, relating to the Suezmax Deliveries; and

•	an increase of $0.5 million in the nine months ended September 30, 2005, resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 200.0% and 81.6% to $2.7 million and $6.9 million, respectively, for the three and nine months ended September 30, 2005, from $0.9 million and $3.8 million for the same periods last year. These increases were the result of:
•	increases of $0.1 million and $0.7 million, respectively, relating to the legal costs associated with repayment of term loans, settlement of interest rate swaps made in connection with our initial public offering and restructuring of loans;

•	increases of $1.1 million and $1.4 million, respectively, associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly traded limited partnership;

•	increases of $0.2 million and $0.7 million, respectively, relating to a short-term incentive program for shore staff adopted in December 2004; and

•	a number of smaller factors which increased general and administrative expenses by $0.4 million and $0.3 million, respectively.

Interest Expense. Interest expense decreased 26.5% to $14.4 million for the three months ended September 30, 2005, from $19.6 million for the same period last year. Interest expense increased 11.9% to $58.3 million for the nine months ended September 30, 2005 from $52.1 million for the same period last year. These changes were the result of:
•	increases of $0.8 million and $6.2 million, respectively, relating to an increase in debt used to finance the LNG Deliveries and Suezmax Deliveries, partially offset by the reduction in interest expense from the repayments of debt with the proceeds of the Suezmax Dispositions;

•	increases of $1.2 million and $5.8 million, respectively, relating to the increase in capital lease obligations in connection with the delivery of one LNG carrier in December 2004 and one Suezmax tanker in July 2005, partially offset by lower interest expense resulting from scheduled capital lease repayments on a second LNG carrier which delivered in August 2003 (these LNG vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels; as a result, these increases in interest expense are offset by a corresponding increase in the interest income from restricted cash);

•	an increase of $0.8 million due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during the nine months ended September 30, 2005; and

•	an increase of $1.3 million in the nine months ended September 30, 2005 relating to the interest-bearing loans from Teekay Shipping Corporation during April 2004 for the purchase of Teekay Spain and commencing December 2004 and April 2005 for the repayment of term loans, partially offset by the reduction of interest expense resulting from Teekay Shipping Corporation’s contribution of these loans to us in connection with our initial public offering;
partially offset by
•	a decrease of $3.6 million for the three months ended September 30, 2005, resulting from Teekay Shipping Corporation’s contribution to us of the interest-bearing loans mentioned above in connection with our initial public offering as mentioned above; and

•	decreases of $3.6 million and $7.9 million, respectively, resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps.
Interest Income. Interest income increased 5.7% and 1.7% to $5.6 million and $17.7 million, respectively, for the three and nine months ended September 30, 2005, from $5.3 million and $17.4 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers. These increases were the result of:
•	increase of $0.7 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during the nine months ended September 30, 2005;

•	increases of $0.8 million and $2.2 million, respectively, primarily from $54.5 million of additional cash being placed in restricted cash deposits during December 2004;

•	increases of $0.3 million and $0.3 million, respectively, from $35.0 million of additional cash being placed in restricted cash deposits during June 2005; and

•	increases of $0.3 million and $0.3 million, respectively, from interest earned on overnight deposits in our bank accounts;
partially offset by
•	decreases of $1.1 million and $3.2 million, respectively, resulting from $76.3 million of cash withdrawals during December 2004 used to make scheduled repayments of capital lease obligations (including accrued interest).
Foreign Currency Exchange Gains. Foreign currency exchange gains were $1.3 million and $76.6 million for the three and nine months ended September 30, 2005, respectively, compared to foreign currency exchange losses of $10.1 million and $2.1 million for the same periods in 2004. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Other Income (Loss). Other income of $1.6 million for the three months ended September 30, 2005 and other loss of $14.7 million for the nine months ended September 30, 2005, resulted from:
•	income tax recovery of $1.6 million and $0.6 million, respectively, incurred during the three and nine months ended September 30, 2005; and

•	a $0.2 million gain from the sale of the Granada Spirit to Teekay Shipping Corporation during May 2005;
partially offset by
•	a $7.8 million loss from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

•	a $7.5 million loss from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

•	other miscellaneous expense of $0.2 million that was recognized during the nine months ended September 30, 2005.
Other income of $1.1 million for the three months ended September 30, 2004 and other loss of $5.2 million in the nine months ended September 30, 2004, resulted from:
•	gains of $4.0 million in the nine months ended September 30, 2004 resulting from changes in the fair values of our interest rate swaps. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 have been recorded in earnings;

•	income tax recoveries of $1.0 million and $2.3 million, respectively, incurred during the three and nine months ended September 30, 2004; and

•	other miscellaneous income and gains on the sale of marketable securities of $0.1 million and $0.4 million, respectively, during the three and nine months ended September 30, 2004;
partially offset by
•	a $11.9 million loss on the sale of non-shipping assets by Teekay Spain immediately preceding its acquisition on April 30, 2004 by Luxco.
Net Income (Loss). As a result of the foregoing factors, net income was $8.9 million and $66.8 million, respectively, for the three and nine months ended September 30, 2005, compared to net losses of $11.5 million and $8.2 million, respectively, for the three and nine months ended September 30, 2004.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2005, our total cash and cash equivalents totaled $59.9 million, compared to $156.4 million at December 31, 2004. Our total liquidity including cash and undrawn long-term borrowings, was $159.9 million as at September 30, 2005, compared to $156.4 million as at December 31, 2004. Total liquidity as at September 30, 2005 includes our undrawn $100 million senior secured revolving credit facility. In connection with our initial public offering, one of our LNG carrier-owning subsidiaries amended its term loan agreement to provide for the revolving credit facility. We may use this credit facility for general partnership purposes and to fund cash distributions. Under the credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The credit facility is available to us until September 2009.
In connection with the acquisition of the ConocoPhillips Tankers, we entered into a $137.5 million nine-year revolving credit facility, which was modified from an existing credit facility of Teekay Shipping Corporation relating to these three Suezmax tankers. We may use this credit facility for general partnership purposes. Our obligations under this facility are secured by, among other things, mortgages on these three Suezmax tankers and the related time charters.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.
We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We may need to raise additional capital to finance the purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat, which purchase is anticipated to occur in the fourth quarter of 2006, and the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms, which will be at various times from 2007 to 2011. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30,
	2005	2004
	($000’s)	($000’s)
	(unaudited)

Sources of Cash:
Operating activities:	40,568	30,093
Financing activities:
Advances from affiliate	353,069	321,426
Proceeds from issuance of common units	141,327	—
Proceeds from long-term debt	45,307	44,923
Other	10,044	10,776
Investing activities:
Proceeds from sale of vessels and equipment	133,268	—

	723,583	407,218

Uses of Cash:
Financing activities:
Repayments of debt and capital lease obligations	401,037	42,664
Advances to affiliate	184,302	—
Interest rate swap settlement costs	143,295	—
Cash distributions paid	7,305	—
Investing activities:
Expenditures for vessels and equipment	84,120	46,953
Purchase of Teekay Shipping Spain S.L.	—	298,045
Other	—	727

	820,059	388,389

Net Increase (Decrease) in Cash and Cash Equivalents	(96,476)	18,829

Operating Cash Flows. Net cash flow from operating activities increased to $40.1 million for the nine months ended September 30, 2005, from $30.1 million for the same period in 2004, primarily reflecting the increase in the size of our LNG fleet.
Financing Cash Flows. During the nine months ended September 30, 2004, Teekay Shipping Corporation advanced to us $321.4 million primarily for the purchase of Teekay Spain. During the nine months ended September 30, 2005, Teekay Shipping Corporation advanced to us an additional $353.1 million, which we used together with existing cash balances to repay certain term loans and settle certain interest rate swaps. Teekay Shipping Corporation contributed to us all but $54.9 million of these loans and other assets in connection with our initial public offering in exchange for notes payable of $129.4 million (which we repaid with the proceeds of the offering and partnership interests in us. Net proceeds from long-term debt were $45.3 million and $44.9 million for the nine months ended September 30, 2005 and 2004, respectively. We used these funds to make newbuilding installment payments.
Investing Cash Flows. During the nine months ended September 30, 2005, we incurred capital expenditures for vessels and equipment of $84.1 million. These capital expenditures primarily represent installment payments for two Suezmax tankers under construction. During the nine months ended September 30, 2005, we sold two Suezmax tankers to Teekay Shipping Corporation for gross proceeds of $83.6 million, of which $63.0 million was used to repay debt. Immediately after the delivery of the Toledo Spirit in July 2005, we sold this vessel for gross proceeds of $49.7 million and leased it back under a capital lease arrangement similar to those in place for our Suezmax tankers other than the ConocoPhillips Tankers.
For a more comprehensive discussion about some of our ship financing arrangements, please see Note 5 to the financial statements included herein. For information about restrictive covenants in our credit facilities, please see Note 9 to the financial statements included herein.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2005:

		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Commitments under capital leases (1)	271.1	6.5	159.4	17.1	88.1
Purchase obligation (2)	92.8	—	92.8	—	—

Total U.S. Dollar-denominated obligations	363.9	6.5	252.2	17.1	88.1

Euro-Denominated Obligations: (3)
Long-term debt (4)	385.0	2.0	17.0	19.7	346.3
Commitments under capital leases (1) (5)	439.3	92.7	176.1	60.2	110.3

Total Euro-denominated obligations	824.3	94.7	193.1	79.9	456.6

Totals	1,188.2	101.2	445.3	97.0	544.7

(1)	Includes amounts we are required to pay to purchase the vessels at the end of the lease terms. Please see Note 5 to the financial statements included herein.

(2)	Represents our estimate of the purchase price for Teekay Shipping Corporation 70% interest in Teekay Nakilat, excluding the assumption of approximately $327.6 million of debt.

(3)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2005.

(4)	Excludes interest payments which are based on EURIBOR plus a margin.

(5)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to the consolidated financial statements of our predecessor Teekay Luxembourg S.a.r.l. in our Prospectus filed with the SEC on November 18, 2005.
Revenue Recognition
We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Prior to 2005, we generated a portion of our revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses from voyage charters are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.
In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We have used this method of revenue recognition for all spot voyages. However, we did not begin recognizing voyage revenue until a charter had been agreed to by the customer and us, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage.
Vessel Lives and Impairment
The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.
Drydocking
Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.
Goodwill and Intangible Assets
We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.
Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2005 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future financial condition and results of operations and our future revenues and expenses; growth prospects of the LNG shipping sector and tanker market; LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market; future capital expenditures and availability of capital resources to fund capital expenditures; obtaining LNG projects that we or Teekay Shipping Corporation bid on or have been awarded; vessel acquisitions; delivery dates of and financing for newbuildings; the commencement of service of newbuildings under long-term contracts; our liquidity needs; the expected timing, amount and method of financing for the purchase of Teekay Nakilat; the ability of Teekay Shipping Corporation to arrange for a U.K. lease financing for our RasGasII vessels; and the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG infrastructure constraints and community and environmental group resistance to new LNG infrastructure; potential development of an active short-term or spot LNG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; the potential inability of Teekay Shipping Corporation to complete U.K. lease financing for the RasGasII vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on November 18, 2005. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2005
PART I — FINANCIAL INFORMATION
ITEM 3 —     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at September 30, 2005 and December 31, 2004.

		Fair Value /
	Contract	Carrying
	Amount	Amount	Rate(1)
	(in millions of U.S. dollars)
September 30, 2005
Interest Rate Swap Agreements:
Euro-denominated	385.0	(14.7)	3.8%
Long-Term Debt: (2)
U.S. Dollar-denominated	233.0	(233.0)	7.4%
Euro-denominated	385.0	(385.0)	3.3%
December 31, 2004
Interest Rate Swap Agreements:
U.S. Dollar-denominated	328.5	(44.3)	6.7%
Euro-denominated	441.0	(90.6)	5.9%
Long-Term Debt: (2)
U.S. Dollar-denominated	531.2	(531.2)	5.1%
Euro-denominated	443.7	(443.7)	3.4%

(1)	Rate refers to the weighted-average effective interest rate for our debt and capital lease obligations and average fixed pay rate for our swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate on our swap agreements excludes the margin we pay on our floating-rate debt.

(2)	Includes capital lease obligations except for capital lease obligations (present value of minimum lease payments) of $380.7 million (September 30, 2005) and $413.2 million (December 31, 2004) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations.
Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated principal and interest payments. For this reason, we have not entered into arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities.
The table below provides information about our financial instruments at September 30, 2005, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt
Euro-denominated (2)(3)	2.0	8.2	8.8	9.5	10.2	346.3	3.3%

Capital Lease Obligations (4)
Fixed-Rate Obligations (5)	2.1	135.7	3.7	3.7	3.8	84.0	7.4%
Average Interest Rate (6)	7.5%	8.8%	5.4%	5.4%	5.4%	5.5%

Interest Rate Swaps: (7)
Contract Amount (Euro-denominated) (3)	2.0	8.2	8.8	9.5	10.2	346.3	3.8%
Average Fixed Pay Rate (2)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at September 30, 2005 and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2005 ranged from 1.1% to 1.3%.

(2)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2005.

(4)	Excludes the capital lease obligations (present value of minimum lease payments) of 316.6 million Euros ($380.7 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(5)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(6)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(7)	The average variable receive rate for our interest rate swaps is set monthly at 1-month EURIBOR or semi-annually at the 6-month EURIBOR.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2005
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
Unregistered Sales of Equity Securities:
On May 6, 2005, in connection with the Partnership’s initial public offering, Teekay Shipping Corporation contributed all of the outstanding shares of Teekay Luxembourg S.a.r.l. and other assets to the Partnership. In exchange for these shares and assets, the Partnership issued to Teekay Shipping Corporation 8,734,572 common units and 14,734,572 subordinated units, which represent an aggregate 75.7% limited partner interest. The securities were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. For further information, please read Item 1 — Financial Statements: Note 1 — Basis of Presentation.
Use of Proceeds:
On May 10, 2005, the Partnership completed its initial public offering of 6,900,000 common units at a price of $22.00 per unit. The managing underwriter was Citigroup Global Markets Inc. The 6,900,000 common units sold in the offering were registered under the Securities Act of 1933 on Registration Statement Form F-1 (File No. 333-120727), which the SEC declared effective on May 5, 2005. For information regarding the use of proceeds, please read Item 1 — Financial Statements: Note 2 — Initial Public Offering.
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
The following exhibits are filed as part of this Report:
3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
3.2	Form of First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)
3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)
3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
15.1	Acknowledgement of Independent Registered Public Accounting Firm.

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on May 6, 2005, and hereby incorporated by reference to such Prospectus.
(3)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its general partner

Date: December 14, 2005	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)